                                                                 Exhibit 12

                       ENRON CORP. AND SUBSIDIARIES
                    COMPUTATION OF RATIO OF EARNINGS TO
                               FIXED CHARGES
                           (Dollars in Millions)
                                (Unaudited)


                                    Nine Months
                                       Ended             Year Ended December 31,
                                      9/30/99     1998    1997    1996      1995    1994

Earnings available for fixed charges
 Net income before cumulative
  effect of accounting changes        $  765     $  703   $105   $  584   $  520   $  453
 Less:
   Undistributed earnings and
    losses of less than 50% owned
    affiliates                           (19)       (44)   (89)     (39)     (14)      (9)
   Capitalized interest of
    nonregulated companies               (51)       (66)   (16)     (10)      (8)      (9)
 Add:
   Fixed charges(a)                      776        809    674      454      436      487
   Minority interests                     94         77     80       75       27       30
   Income tax expense                     99        204    (65)     297      310      190
     Total                            $1,664     $1,683   $689   $1,361   $1,271   $1,142

Fixed Charges
 Interest expense(a)                  $  740     $  760   $624   $  404   $  386   $  445
 Rental expense representative
  of interest factor                      36         49     50       50       50       42
     Total                            $  776     $  809   $674   $  454   $  436   $  487

Ratio of earnings to fixed charges      2.14       2.08   1.02     3.00     2.92     2.34

(a) Amounts exclude costs incurred on sales of accounts receivables.


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